FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

08001282

February 28, 2008

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

3/18

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

McFAULD'S LAKE UPDATE

February 28, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The following is an update for the Fancamp McFauld's project. Attached are the total field mag and the conductor interpretation maps arising from the November, 2007 Aerotem II survey. It should be emphasized that these are preliminary returns only, and are subject to adjustment and correction. However, they do indicate the major targets of interest.

With reference to the conductor interpretation map, #1-1 is Noront's Eagle 1 discovery, 1-2, 1-5, 1-6 and 1-7 are all Noront conductors. 1-4, 1-3, 1-11 and 1-10 represent Fancamp conductors, the latter shared with Freewest. The red dots – EM profile anomalies, represent conductivity, the exact nature of which has yet to be ascertained.

The total field magnetic map clearly shows the relationship of the large conductive magnetic feature on Fancamp's ground with the Eagle 1 discovery, which itself could be considered an extension in this large complex feeder zone. A particularly interesting target is the very strong magnetic feature located in the upper Fancamp block. This lies about 4 km NE of the Eagle 1 discovery and although the Aerotem II system shows little conductivity, the possibility of deeply buried, undetected conductors would seem to be good.

Currently, Fancamp and Noront are carrying out pulse EM surveys on targets 1-2, 1-3 and 1-4. These results should be available within a few weeks, following which drill targets will be selected. The Company hopes to be drilling by the end of March.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



FANCAMP EXPLORATION LTD. PROPERTY
Total Magnetic Field
Scale 1:25000
100 and 500 nT Contours
Witness Post
Fancamp Exploration Ltd.
Eagle One Project
AeroTEM Survey
Preliminary Raw TMI
Scott Hogg & Associates Ltd
Geophysical Services



FANCAMP EXPLORATION LTD. PROPERTY
Total Magnetic Field
3012254
3012255
3012257
3012258
1-1
1-2
1-3
1-4
1-5
1-10
Witness Post
Legend
EM profile anomaly
Conductor Axis with report reference
GPS Position of Fancamp Claimpost
Scale 1:25000
Fancamp Exploration Ltd.
Eagle One Project
AeroTEM Survey
Preliminary Interpretation with Raw TMI
Scott Hogg & Associates Ltd
Geophysical Services

END